INDEX LICENSE AGREEMENT

This Index License Agreement (“Agreement”), dated as of Effective Date, is made by and between Nasdaq, Inc. (“Nasdaq”), a Delaware Corporation (Nasdaq and its affiliates are collectively referred to as the “Corporations”) whose principal offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006 and Licensee (each a “Party” and collectively the “Parties” to this Agreement.) The Parties hereby agree to the following terms and conditions:

Licensee:	Equity Armor Investments, LLC
Licensee Address:	318 W. Adams, Floor 10 , Chicago, IL 60606
Licensee Phone:	(773) 230-0605
Licensee Email:	Investments.services@equityarmorinvestments.com
Licensee Contact:	Brian Stutland

Licensee Billing Address:	318 W. Adams, Floor 10 , Chicago, IL 60606
Licensee Billing Phone:	(773) 230-0605
Licensee Billing Email:	Investments.services@equityarmorinvestments.com
Licensee Billing Contact:	Brian Stutland

Effective Date:	October 21, 2020

Terms and Conditions. The terms and conditions set forth in Exhibit A, attached hereto, are made an integral part of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers.

Licensee:                                                                                     Nasdaq, Inc.

Signature: /s/ Brian Stutland                                              Signature: /s/ Terry Wade

Printed                                                                                         Printed

Name:       Brian Stutland                                            Name: Terry Wade

Title: CIO and CCO                                                               Title: SVP

Date: 10/21/20                                                                          Date: October 27, 2020 11:17 EDT

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EXHIBIT A

TERMS AND CONDITIONS

1.	Index; Index Calculation.

1.1	Nasdaq shall determine the components and the proprietary data contained within each Nasdaq branded index (each an “Index” and collectively the “Indexes”) detailed in an applicable Derivative Product Schedule (each a “Schedule” and collectively the “Schedules”). Each fully executed Schedule is deemed an integral part of this Agreement. Licensee agrees that the Index is a product of the selection, coordination, arrangement, and editing by Nasdaq and that such efforts involve the considerable expenditure by Nasdaq of time, effort, resources and judgment.

1.2	Nasdaq shall have the exclusive right to calculate, maintain and disseminate the Index and shall use reasonable efforts based on sources deemed reliable to calculate the Index. Nasdaq, in its sole discretion, may alter the components of the Index and method of calculation, providing reasonable prior notice and explanation.

1.3	Nasdaq, in its sole discretion, may cease the public calculation and/or distribution of an Index; provided Nasdaq shall provide Licensee at least ninety (90) days advance written notice of such cessation of calculation and/or dissemination. In such an event, Nasdaq, at its option, shall either continue to provide Licensee with a calculation of the Index for the term of the Schedule or, on a confidential basis, provide Licensee with the then applicable method of calculation of the Index. Alternatively, Licensee shall have the right to terminate the applicable Schedule on the date notified by Nasdaq for the cessation or dissemination of the Index, and Nasdaq shall refund Licensee a portion of the pre-paid Fees for that Term in accordance with Section 4.6. The remedies detailed herein shall be Licensee’s sole and exclusive remedies in the event Nasdaq ceases the public calculation and/or dissemination of an Index.

1.4	NOTWITHSTANDING THE ABOVE, NASDAQ DOES NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF THE INDEX OR OF THE DATA USED TO CALCULATE THE INDEX OR DETERMINE THE INDEX COMPONENTS, OR THE UNINTERRUPTED OR UN-DELAYED CALCULATION OR DISSEMINATION OF THE INDEX. NASDAQ DOES NOT GUARANTEE THAT THE INDEX ACCURATELY REFLECTS PAST, PRESENT, OR FUTURE MARKET PERFORMANCE.

2.	License.

2.1	Index License. Nasdaq, on behalf of itself and/or its licensors, hereby grants Licensee a non-exclusive, non- transferable and non-sub-licensable (except as provided in Section 2.4) license to use the Index as a benchmark component of a pricing or settlement mechanism for a fund, financial instrument, derivative or other product (each a “Derivative Products”) as detailed in an applicable Schedule to be issued, listed and/or traded by Licensee or its authorized Sub-licensees (“Issue”, “Issuing”, or “Issuance”) in the Territory during the Schedule Term (defined below). Except as otherwise detailed in an applicable Schedule, each Derivative Product shall be based solely on the whole Index and not on any part, subset or component.

2.2	Mark License. Nasdaq further grants Licensee the right to use Nasdaq® and such other Nasdaq tradenames and registered trademarks detailed in an applicable Schedule (collectively the “Marks”) solely in materials referring or relating to the Derivative Products during the applicable Schedule Term. All uses of the Marks shall subject to the review procedures detailed in Section 3.

2.3	Restrictions.

2.3.1	No license is granted to use the Index Marks for any other use including, but not limited to, as part of a news service or for collateral products, without the advance written approval of Nasdaq. Except as provided hereunder or in another written agreement between the Parties, Licensee shall not use the names Nasdaq, Inc., “The Nasdaq Stock Market”, or “NASDAQ” nor any other trade name, trademark,
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service mark, copyright, or patent of the Corporations, registered or unregistered, in any advertising or promotional media of Licensee without the prior review and written consent of Nasdaq.

2.3.2	No license is granted to use the Index for any other use including, but not limited to, as part of a news service or for collateral products, without the advance written approval of Nasdaq. Further, Licensee will not use the Marks in a manner which could reasonably be deemed to be false, misleading, disparaging to Nasdaq in any way, or otherwise invalidate or impair the Marks or the Index, their reputation or value and that any such use of the Marks or Index in such a manner shall be deemed reasonably objected to by Nasdaq. Except as detailed in an applicable Schedule, Licensee agrees that nothing in this Agreement includes a license grant to issue, list or trade options, futures, options on futures, other exchange traded products, other over the counter products or dealer products that are based on the Derivative Products and neither Licensee nor any of its Sub-licensees shall issue, list or trade options, futures, options on futures, other exchange traded products, other over the counter products or dealer products that are based on the Derivative Products or permit any third party directly or indirectly to issue, list or trade options, futures, options on futures, other exchange traded products, other over the counter products or dealer products that are based on the Derivative Products without Nasdaq’s prior written approval.

2.4	Sub-license. Licensee may sub-license the use of the Index and Marks to subsidiaries, affiliates or third parties listed in Exhibit B, attached hereto (the “Sub-licensees”). Licensee must obtain an agreement with each third party Sub-Licensee which is enforceable under applicable local law and contains the provisions set forth in the Sublicense Agreement, attached hereto as Exhibit C. The Sublicense Agreement may be modified solely to make them enforceable under applicable local law(s). Licensee shall assume all responsibility for and will hold harmless and indemnify the Corporations against any action or inaction by a Sub-Licensee as if such action or inaction were that of the Licensee. Licensee may remove a Sub-Licensee from Exhibit B upon advance written notice to Nasdaq. Exhibit B may be updated to add additional Sub-licensees upon mutual written agreement of the Parties.

2.5	Ownership Rights. Except as may be expressly provided herein, Licensee shall not have or obtain any rights in or to any intellectual property in connection with this Agreement. Without limiting the generality of the foregoing, Nasdaq and/or its licensors retains all right, title and interest in and to the Index and the Marks, and all enhancements made by Nasdaq to any of the foregoing from time to time, including but not limited to all patent, trademark, copyright, trade secret and all other intellectual property rights in the foregoing. Licensee shall, at Nasdaq’s expense, cooperate with Nasdaq in maintenance, registrations, and policing of Nasdaq's rights in the Index and the Marks. Such cooperation is not a waiver of nor shall it require violation of its attorney/client, work product, or other privilege.

3.	Review of Materials.

3.1	Submission of Regulatory Materials. Upon Nasdaq’s request, Licensee shall provide Nasdaq a copy of any material submitted to any regulatory body or governmental agency, which is required in order to obtain approval for the Issuance or resale of any Derivative Product.

3.2	Receipt of Regulatory Materials. Except to extent prohibited by an applicable court, regulatory body or government agency, Licensee shall give Nasdaq a copy, within five (5) business days of receipt, of any notice, correspondence, process, or other material received from any regulatory body, governmental agency, or any court, during or after the approval process which indicates that any Derivative Product is or might be in violation of, or otherwise not subject to approval because of, any law, or any rule, regulation, or order of any applicable body or agency.
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3.3	Creation of Public Materials. For Derivative Product offerings which may be sold and/or marketed to the public, Licensee shall include the applicable disclaimers in accordance with Exhibit D, attached hereto.

3.4	Submission of Public Materials. For Derivative Product offerings which may be sold and/or marketed to the public, Licensee shall provide Nasdaq with a copy of any informational or promotional materials referring or relating to such offering, including, any prospectus, offering memorandum, registration statement, circular, advertisement, or brochure at least three (3) business days prior to its initial dissemination to third parties. Licensee need not provide a copy of any material that is substantially similar to material previously submitted and is identical as it describes the Corporations or their operations, the markets operated by the Corporations, the Index or the Marks, or the authorization, review, or endorsement of the Corporations of the Derivative Product. For all other Derivative Products, Licensee shall provide a description of such product to Nasdaq within three (3) business days of the initial Issue of such product, and upon reasonable request, provide Nasdaq, on a confidential basis, a copy of any materials or agreements related to such Derivative Product.

3.5	Objection to Materials. If Nasdaq reasonably objects to any material as it describes the Corporations or their operations, the markets operated by the Corporations, the Index or the Marks, or the authorization, review, or endorsement of the Corporations of the Derivative Product, Licensee shall alter or withdraw such material to Nasdaq's satisfaction within thirty (30) days of receipt of Nasdaq’s objection. If Licensee refuses to so alter or withdraw, Nasdaq may terminate the applicable Schedule, upon thirty (30) days advance written notice to Licensee, with an opportunity to cure within that period.

4.	Reporting; Fees; Audit Rights

4.1	Fees. Licensee shall pay Nasdaq the fees detailed in the applicable Schedule (“Fees”).

4.2	Reporting.

4.2.1	Submission of Report. Except as otherwise detailed in an applicable Schedule, Licensee shall file a report with Nasdaq setting forth the Fee calculations as detailed in the applicable Schedule within fifteen (15) calendar days after the end of each Calendar Quarter. Upon receipt of such calculations, Nasdaq will provide Licensee with an invoice for the relevant quarterly Fee payment, provided that the quarterly Fee amount shall be offset by the Annual Minimum Fee (if applicable) until such time as the total Annual Minimum Fee for the then current year has been fully applied to the relevant quarterly Fee amount payable hereunder. For the avoidance of doubt, Licensee shall not be liable for any quarterly Fees unless and until the Annual Minimum Fee amount is fully offset by the quarterly Fee amounts.

4.2.2	Failure to Timely Submit Report. In the event Licensee does not file a report within thirty (30) calendar days of the end of the quarter, Nasdaq shall: (a) calculate the fees based on data available to Nasdaq; and (b) assess an additional ten percent (10%) administrative fee. Notwithstanding the above, Licensee shall still be required to produce the applicable report. Upon receipt of the report, Nasdaq shall recalculate the fee and: (x) if additional fees are owed, Nasdaq shall invoice the balance which shall be subject to interest at the rate of one and one-half percent (1½ %) per month (or the highest rate permitted by law, whichever is lower); or (y) if Licensee has overpaid, such difference shall be credited to the subsequent quarter invoice; provided that Licensee shall waive such credit if the applicable report has not been submitted within six (6) months of the original due date. Additionally, if Licensee does not submit a report within six (6) month of the original due date, Nasdaq shall have the right to audit Licensee in accordance with Section 4.5; provided that Licensee shall bear the full cost and expense of any such audit pursuant to this Section.

4.3	Payment. All amounts owed under this Agreement shall be paid in immediately available United States funds. All Fees shall be paid within thirty (30) days of the date established for the production of the report or date of the invoice upon which the Fee is based. Any amount not paid within thirty (30) days after its due date is subject to interest at the rate of one and one-half percent (1½%) per month (or the highest rate permitted by law, whichever is lower) until paid, plus costs of collection, including reasonable outside attorneys' fees.
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Additionally, in the event Licensee does not remit payment in accordance with the above, Nasdaq shall have the right after Licensee’s failure to cure after five (5) business days’ prior written notice to suspend the Services provided under or related to this Agreement including, but not limited to the index data provided by Nasdaq or on Nasdaq’s behalf until such time as Licensee is current with all payments.

4.4	Taxes. Licensee shall also assume full and complete responsibility for the payment of any taxes, charges or assessments imposed on Licensee, any Sub-Licensee, or the Corporations by any foreign or domestic national, state, provincial, local or other government bodies, or subdivisions thereof, and any penalties or interest, (other than personal property or income taxes imposed on Nasdaq) relating to this Agreement. All amounts are exclusive of value added tax (VAT). In addition, if Licensee is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due Nasdaq, then such amounts due shall be increased so that the net amount actually received by Nasdaq after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges specified; provided in the in the event that Nasdaq receives any refund, credit or overpayment with respect to such withholding tax, Nasdaq shall remit such amount to Licensee

4.5	Audit Rights. During the Term of this Agreement and continuing for a period of one (1) year from the termination or expiration of this Agreement, Nasdaq shall have the right, with reasonable advance notice to Licensee, during normal business hours, to audit on a confidential basis, any relevant books and records of Licensee or its Sub-Licensees to ensure that the type and amount of Fees calculated or stated to be payable to Nasdaq are complete and accurate. If an audit as determined by Nasdaq reveals that Licensee (together with its Sub-Licensees) has not paid, calculated, and/or reported Fees of more than ten percent (10%) of that due Nasdaq under this Agreement during the previous twelve (12) month period, Licensee will pay the costs of such audit (including reasonable outside accountant and attorneys' fees, actually incurred) in addition to paying any amounts due but unpaid to Nasdaq. Such payment will be made within thirty (30) days of Nasdaq’s submission to Licensee of documentation, in commercially reasonable detail, of Nasdaq’s costs of conducting the audit and of the amounts due but unpaid to Nasdaq.

4.6	Refunds. Where this Section is cross-referenced, the portion of Fees refunded will be calculated as follows. If an applicable Fee was paid for the right to Issue a Derivative Product during a period of time, then the amount of the Fee to be refunded shall be the amount of the Fee times the number of days remaining in the period for which the affected Derivative Product(s) were not permitted under this Agreement to be Issued, divided by the total number of days in the period. If a Fee was paid which related to Issuance of an entire Derivative Product, then the amount of the Fee to be refunded shall be the amount of the Fee actually paid which related to that portion of that Derivative Product that was affected.

5.	Term; Termination

5.1	Term.

5.1.1	Agreement Term. This Agreement shall commence as of the Effective Date and continue until terminated in accordance with Section 5.2.

5.1.2	Schedule Term. The term for each Schedule shall be detailed in the applicable Schedule (“Schedule Term”). In the event the term is not detailed in a Schedule, such Schedule Term shall commence as of the Schedule Effective Date and continue for a period of one (1) year. Thereafter, the term of an applicable Schedule shall renew for subsequent one (1) year terms, unless either Party gives notice to the other at least ninety
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(90) days before the end of the present Schedule Term of its intent not to renew, or otherwise terminates the Schedule in accordance with Section 5.2.

5.2	Termination.

5.2.1	Either Party may elect, without prejudice to any other rights or remedies, to terminate this Agreement or applicable Schedule, upon thirty (30) days advance notice with an opportunity to cure within the stated period, if the other Party has failed to perform any material obligation under this Agreement or applicable Schedule.

5.2.2	Either Party may elect, without prejudice to any other rights or remedies, to terminate this Agreement or applicable Schedule with advance written notice, if a petition in bankruptcy has been filed by or against the other Party or the other Party has made an assignment for the benefit of creditors, or a receiver has been appointed for the other Party or any substantial portion of the other Party's property, or the other Party or its officers or directors takes action approving or makes an application for any of the above.

5.2.3	Either Party may elect, without prejudice to any other rights or remedies, to terminate this Agreement or an applicable Schedule with thirty (30) days’ notice (or in the event of an emergency, with such notice as is practicable), if either Party's ability to perform its obligations under this Agreement or applicable Schedule is substantially impaired by any new statute, or new rule, regulation, order, opinion, judgment, or injunction of the Securities and Exchange Commission, a court, an arbitration panel, or governmental body or Self- Regulatory Organization with jurisdiction over the Party.

5.2.4	Either Party may terminate this Agreement for any reason or no reason whatsoever upon advance written notice in the event there are no active Schedules.

5.2.5	Nasdaq may elect, without prejudice to any other rights or remedies, to terminate this Agreement or an applicable Schedule with reasonable notice with an opportunity to cure within such period, if Nasdaq reasonably believes that any Derivative Product is illegal or has been illegally Issued, or if the Licensee or any Sub-Licensee or any involved entity does not have the power to Issue any of the Derivative Products which it has or is attempting to Issue.

6.	Confidentiality. Each Party acknowledges that Confidential Information may be disclosed to the other Party during the course of this Agreement. The Recipient Party agrees that it will take reasonable steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, during the term of this Agreement, and for a period of three (3) years following expiration or termination of this Agreement, to prevent the disclosure of the Disclosing Party’s Confidential Information, other than to its employees, affiliates, subsidiaries or other agents who must have access to such Confidential Information for the Recipient Party to perform its obligations or exercise its rights hereunder, who will each agree to comply with this Section. Notwithstanding the above, either Party (including the Corporations) may disclose Confidential Information to the extent demanded by a court or a government agency with regulatory jurisdiction over the Party (including the Corporations) after notice is given to the other Party, if practical, or in the Party's regulatory responsibilities over its members, associated persons, issuers, or others under the Exchange Act of 1934, or similar applicable law. As used herein, “Confidential Information” shall mean any information relating to or disclosed in the course of the Agreement, which is, or should be reasonably understood to be, confidential or proprietary to the Recipient Party, including, but not limited to, the material terms of this Agreement, methodology, sales, cost and other unpublished financial information, product and business plans, projections and marketing data. Confidential Information shall not include information (a) already lawfully known to or independently developed by the receiving Party (including the Corporations), (b) disclosed in published materials, (c) generally known to the public, or (d) lawfully obtained from any third party.

7.	Limited Warranty. Licensee represents and warrants that it is legally authorized to Issue shares of the Derivative Product(s), and each Derivative Product will be Issued as legally required under applicable law. Nasdaq warrants
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that it will calculate the Index in accordance with its then applicable method for calculation of the Index. LICENSEE'S SOLE REMEDY IN EVENT OF A FAILURE OF NASDAQ’S WARRANTY IS TO HAVE NASDAQ RECALCULATE THE INDEX FOR THE AFFECTED TIMES ACCORDING TO NASDAQ’S APPLICABLE METHOD FOR CALCULATION OF THE INDEX AT THE AFFECTED TIME(S). IN THE EVENT THAT NASDAQ IS UNABLE OR UNWILLING TO RECALCULATE THE INDEX FOR AN AFFECTED PERIOD OF AT LEAST EIGHT CONSECUTIVE BUSINESS DAYS, UPON LICENSEE’S WRITTEN REQUEST, NASDAQ WILL REFUND TO THE LICENSEE THE PORTION OF FEES CALCULATED IN SECTION 4.6. THE CORPORATIONS DO NOT REPRESENT OR WARRANT THAT THE INDEX OR THE MEANS BY WHICH NASDAQ CALCULATES THE INDEX IS FREE OF DEFECTS. THE CORPORATIONS DO NOT REPRESENT OR WARRANT THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF THE CALCULATION OF THE INDEX, OR THAT THE INDEX WILL MEET LICENSEE'S REQUIREMENTS. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THERE ARE NO OTHER WARRANTIES,, EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT INCLUDING BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION ON THE PART OF THE CORPORATIONS.

8.	Limitation of Liability. EXCEPT AS NOTED IN SECTION 4.6 AND EXCEPT FOR A BREACH OF SECTION 6 (CONFIDENTIALITY), THE CORPORATIONS SHALL NOT BE LIABLE TO THE LICENSEE, ANY SUB-LICENSEE, OR ANY OTHER PERSON FOR ANY LOST PROFITS, ANTICIPATED PROFITS, LOSS BY REASON OF SHUTDOWN IN OPERATION OR INCREASED EXPENSES OF OPERATION, LOSS OF GOODWILL, FOR LOSS CAUSED IN SALE OF, PURCHASE OF, OR BY THE DERIVATIVE PRODUCT, CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, OR SPECIAL DAMAGES, EVEN IF THE CORPORATIONS HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT FOR LIABILITY RESULTING FROM THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF THE CORPORATIONS, OR A BREACH OF SECTION 6, THE TOTAL AMOUNT OF THE CORPORATIONS' LIABILITY FOR CLAIMS OR LOSSES BASED UPON, ARISING OUT OF, RESULTING FROM OR IN ANY WAY CONNECTED WITH THE PERFORMANCE OR BREACH OF THIS AGREEMENT, WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE, SHALL IN NO CASE EXCEED THE GREATER OF ONE YEAR'S FEES UNDER THIS AGREEMENT OR $20,000. THE ESSENTIAL PURPOSE OF THIS PROVISION IS TO LIMIT THE CORPORATIONS' LIABILITY UNDER THIS AGREEMENT. BOTH PARTIES

UNDERSTAND AND AGREE THAT THE TERMS OF THIS AGREEMENT REFLECT A NEGOTIATED AND REASONABLE ALLOCATION OF RISK AND LIMITATIONS GIVEN COMMERCIAL REALITIES OF THE TRANSACTION.

9.	Indemnification.

9.1	Nasdaq Indemnification. Nasdaq represents and warrants that it has the right to grant the rights to use the Index and Marks specified in this Agreement in the applicable Territory and that the license shall not infringe the title or any United States patent, copyright, trade Nasdaq will as its sole and entire liability and obligation to Licensee (and any third party or Sub-Licensee): defend, indemnify, and hold harmless (“Indemnify”) Licensee (including its and its Sub-Licensee's officers, directors, employees, and agents) against any and all claims, demands, actions, suits, or proceedings (“Disputes”) asserting that the Index or any Mark infringes any Intellectual Property right of any third party and Nasdaq will pay the third party the total amount of any award, judgment, or settlement (including all damages however designated) awarded to such third party resulting from the Dispute to the extent caused by failure of Nasdaq’s warranty. In the event of a Dispute involving infringement or if in Nasdaq opinion such a Dispute is likely to occur, or if the use of the Index or Mark is enjoined, Nasdaq may, at its sole option and expense, procure for Licensee the right to continue using the Index or Mark, replace or modify the Index or Mark to become non-infringing, or terminate the Schedule or Agreement as applicable (with a refund of Fees for that Term calculated in Section 4.6).

9.2	Licensee Indemnification. Licensee agrees to Indemnify Corporations (including its and their officers, directors, employees, and agents) from any and all Disputes as the result of Licensee (including any Sub-Licensee) failure to fulfill its obligations under this Agreement, any Licensee (including any Sub-Licensee) use of the Index or any Mark that is not expressly permitted by this Agreement, and claims relating to or arising from a Derivative Product except to the extent directly caused by actions of the Corporations and will pay the third party the total amount of any award, judgment, or settlement (including all damages however designated) awarded to such third party resulting from such Dispute except to the extent directly caused by actions of the Corporations.
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9.3	Procedure. The right to be Indemnified shall apply to a Dispute only if: (a) the Party seeking indemnification promptly, and within no more than ten(10) calendar days of its receipt of notice of such Dispute, gives notice to the other Party of the Dispute; (b) the Party seeking to be Indemnified cooperates fully with the other in the defense thereof (such cooperation does not require and is without waiver by either Party of attorney/client, work product, or other privilege); and (c) the Indemnifying Party has sole control of the defense and related settlement proceeding.

10.	Notice. All notices and other communications required to be given in writing under this Agreement shall be directed to the persons identified in this Agreement and shall be deemed to have been duly given upon actual receipt by applicable Parties, or upon constructive receipt if sent by certified mail, return receipt requested (as of the date of signature or of first refusal of the return receipt), or by any other delivery method which obtains a signed delivery receipt, addressed to the person or entity identified or to such other address as any Party hereto shall hereafter specify by written notice to the other Party or Parties hereto. In the case of Nasdaq, notice shall be provided to the following:

Name:
Title:
Address:	805 King Farm Boulevard Rockville, MD 20850

With Copy To:	Nasdaq, Inc. Office of the General Counsel 805 King Farm Boulevard Rockville, MD 20850 Attn: Contracts & IP (GIS)

11.	Severability and Waiver; No Joint Waiver; No Exclusivity. If any provision of this Agreement shall be held or made invalid or unenforceable by a court decision, statute, rule or otherwise, the remaining provisions of this Agreement shall not be affected thereby and shall continue in full force and effect. Any waiver (express or implied) or delay by either Party of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach. This Agreement shall be interpreted as if drafted jointly by the Parties. The Parties are independent contractors, and no agency or similar relationship shall be created by this Agreement, and neither Party will have any authority to assume, create, or enlarge any obligation or commitment on behalf of the other. Nothing in this Agreement shall limit the right of either Party to enter into similar arrangements with third parties or to establish, maintain or expand a sales force, or contract with or to utilize other exchange partners, in any territory in the world at any time.

12.	Force Majeure. Notwithstanding any other term or condition of this Agreement, neither Nasdaq nor Licensee shall be obligated to perform or observe its obligations undertaken in this Agreement if prevented or hindered from doing so by any circumstances beyond its control, including, without limitation, acts of God, perils of the sea and air, fire, flood, drought, war, explosion, sabotage, terrorism, embargo, civil commotion, acts of any governmental body, supplier delays, communications, or power failure, equipment or software malfunction, and labor disputes.

13.	Subsequent Parties; Limited Relationship. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors, or assigns. Licensee shall not assign this Agreement (including by operation of law) without the written consent of Nasdaq. Nothing in the Agreement, express or implied, is intended to or shall: (a) confer on any person other than the Parties hereto (and any of the Corporations), or their respective permitted successors or assigns, any rights to remedies under or by reason of this Agreement; (b) constitute the Parties hereto partners or participants in a joint venture; or (c) appoint one Party the agent of the other.
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14.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior negotiations, communications, writings, and understandings. In the event of any irreconcilable conflict between this Agreement and any Schedules (as opposed to any supplements), the applicable Schedule shall prevail and control.

15.	Governing Law. This Agreement shall be deemed to have been made in the United States, in the State of New York and shall be construed and enforced in accordance with, the laws of the State of New York hereof shall govern the validity and performance, without reference to principles of conflicts of laws thereof. Licensee hereby consents to submit to the jurisdiction of the courts for or in the City and State of New York in connection with any action or proceeding instituted relating to this Agreement.

16.	Authorization. This Agreement shall not be binding upon a Party unless executed by an authorized officer of that Party. Licensee, Nasdaq, and the persons executing this Agreement represent that such persons are duly authorized by all necessary and appropriate corporate or other action to execute this Agreement on behalf of Nasdaq or Licensee.

17.	Amendment, Waiver, and Severability.

17.1	Except as otherwise provided herein, no provision of this Agreement may be amended, modified, or waived, unless by an instrument in writing executed by a duly authorized officer of the Party against whom enforcement of such amendment, modification, or waiver is sought.

17.2	No failure on the part of Nasdaq Licensee to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

17.3	If any of the provisions of this Agreement, or application thereof to any person or circumstance, shall to any extent be held invalid or unenforceable, the remainder of this Agreement, or the application of such terms or provisions to persons or circumstances other than those as to which they are held invalid or unenforceable, shall not be affected thereby and each such term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18.	Survival. Sections 1.4, 2.5, 4, 6, 7, 8, 9. 10, 11, and 13 through 19 shall survive termination or expiration of this Agreement.

19.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and such counterparts together shall constitute but one and the same instrument.
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Exhibit B

Sub Licensees

Mutual Fund Series Trust on behalf of the EAVOL NASDAQ 100 Volatility Overlay Fund

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Exhibit C

Sublicense Agreement

Equity Armor Investments, LLC

This agreement (“Agreement”), is made by and between [Insert Name of Licensee] (“Licensee”), whose principal offices are located at 318 W. Adams, Floor 10, Chicago, IL, 60606, and Licensee of Nasdaq, Inc. (“Nasdaq”), a Delaware Corporation whose principal offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006 and EAVOL NASDAQ 100 Volatility Fund (“Sub-Licensee”), whose principal offices are located at _______________.

WHEREAS, Nasdaq determines the components and the proprietary data contained within each Nasdaq branded index (each an “Index” and collectively the “Indexes”);

WHEREAS, Nasdaq calculates, maintains, and disseminates the Index;

WHEREAS, Nasdaq and Licensee have previously entered into a separate agreement concerning use of the Index and associated trade names and registered trademarks (“Marks”) in relating to certain Derivative Products (“License Agreement”); and

WHEREAS, Sub-Licensee is either: (1) an affiliate or subsidiary under the control of Licensee which desires to use the Index as a component of a pricing or settlement mechanism for the Derivative Products; or (2) a necessary participant in a Derivative Product (e.g., a corporation Issuing a corporate bond with the Licensee as underwriter and utilizing the Index as a pricing component) Issued by Licensee or an authorized Sub-Licensee affiliate or subsidiary under the control of Licensee; and

WHEREAS, Licensee is legally authorized to issue shares of the fund, or issue, enter into, write, sell, purchase and/or renew (“Issue”, “Issuing”, or “Issuance”) such Derivative Products, and each Derivative Products will be Issued as legally required under applicable law;

NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions herein, Licensee and Sub-Licensee, intending to be legally bound, agree as follows:

1.	Scope of Sub-License. Sub-Licensee hereby acknowledges that it has received, reviewed, and understands the License Agreement entered into between Licensee and Nasdaq relating to use of the Index and Marks. Except as noted herein, Sub-Licensee hereby agrees to obligate itself to all the terms, conditions, and obligations of that License Agreement as if Sub-Licensee were the Licensee. Sub-Licensee agrees that Nasdaq may exercise any rights against Sub-Licensee (including, for example, limitation of liability, indemnification, or audit rights) Nasdaq has against the Licensee to the same extent as if Sub-Licensee were directly contracting with Nasdaq. Sub-Licensee agrees it will not assert against Nasdaq any defense, claim, or right Sub-Licensee may have against Licensee, including those of set-off, abatement, counter-claim, contribution, or indemnification.

2.	No Further Sub-License. All references in the License Agreement to sub-licenses and sub-licensees, including any right of sub-licensee to grant further sub-licenses or to permit further sub-licensees are not applicable to this Sub-Licensee Agreement and are as if deleted from the License Agreement.

3.	Term. The Term of this Sub-License Agreement automatically terminates, without notice, if the Term of the License Agreement terminates for any reason.

4.	General Provisions. The provisions of the License Agreement govern this Sublicense Agreement. All terms and definitions used in this Sublicense Agreement, unless otherwise indicated, have the same meanings and definitions as in the License Agreement. LICENSEE HAS NO AUTHORITY TO WAIVE, RENEGOTIATE, OR FORGIVE ANY PROVISION OF THE LICENSE AGREEMENT AS IT APPLIES TO SUB-LICENSEE.
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IN WITNESS WHEREOF, the Parties hereto have caused this Sublicense Agreement to be executed by their duly authorized officers.

Equity Armor Investments, LLC (“Licensee”):                          Mutual Fund Series Trust on behalf of EAVOL NASDAQ 100 Volatility Fund (“Sub-Licensee”)

By: /s/ Brian Stutland                                                               By: /s/ Jennifer Bailey

Name (Print): Brian Stutland                                                Name (Print): Jennifer Bailey

CIO and CCO                                  Secretary

Title:                                                                                               Title:

Date: 10/21/2020                                                                      Date: 10/21/2020

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Exhibit D

Disclaimers

1.	In any prospectus, offering memorandum, contract, or in some other conspicuous written manner, for each Derivative Product to each third party involved in such Issuance, Licensee shall insure that substantially the following language appears (in conspicuous type, such as at least eleven (11) point type and the second paragraph in bold) so as to be enforceable under applicable local law(s):

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the [Insert Name of Index] to track general stock market performance. The Corporations' only relationship to [Insert Name of Licensee] (“Licensee”) is in the licensing of the Nasdaq®, [Insert other Nasdaq provided Marks], and certain trade names of the Corporations and the use of the [Insert Name of Index] which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the [Insert Name of Index]. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF [INSERT NAME OF INDEX] OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE [INSERT NAME OF INDEX]OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE [INSERT NAME OF INDEX]® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

2.	In all other materials relating or referring to a Derivative Product, Licensee shall include at least this much of the above language, or similar formulation:

Nasdaq®, [Insert other Nasdaq provided Marks], are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by [Insert Name of Licensee]. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

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DERIVATIVE PRODUCT SCHEDULE

Licensee	Equity Armor Investments, LLC
Index License Agreement Effective Date	10/21/2020
Schedule Effective Date	10/21/2020

This Derivative Product Schedule (“Schedule”) together with the Index License Agreement between Nasdaq, Inc. and Licensee referenced above, governs Licensee’s license to, and use of the Index and Marks, to create the Derivative Product detailed herein.

1.	Nasdaq Index and Marks.

Nasdaq Index	Nasdaq-100
Nasdaq Marks	Nasdaq-100

2.	Permissible Derivative Product.

Permissible Derivative Products:	Mutual Fund
Description of Derivative Product

An actively managed mutual fund which seeks to provide exposures of a minimum of 80% to the Nasdaq-100 Index, with the balance of exposure to EAVOL, Cash equivalents, index options, or any other allocation Licensee determines in its sole discretion.

Issuer
Underlying:	Nasdaq-100
Issue Date:
Maturity Date:
Aggregate Principal Amount:
CUSIP/ISIN

3.	Territory. Licensor may issue Directive Products in the following Territory(s):

☐ Worldwide	☐ North American
✓ United States	☐ Europe
☐ APAC	☐ Latin America
☐ Africa	☐ Other

4.	Schedule Term; Termination.

3.1	The term of this Schedule shall commence as of the Schedule Effective Date and continue through a one (1) year period from the Launch Date of the Derivative Product (“Initial Term”).Thereafter, this Schedule shall automatically renew for additional periods of one (1) year unless either Party provides written notice of its intent not to renew a minimum of thirty (30) days prior to the end of the then current term year.

3.2	Either party may terminate this Schedule upon 30 days written notice after the Initial Term.

3.3	Nasdaq may terminate this Schedule immediately upon written notice to Licensee if Licensee fails to launch a Derivative Product within 90 days of the effective date of the Schedule.
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5.	FEES. Licensee shall pay to Nasdaq an annual license fee of the greater of $15,000 (“Minimum Guarantee”) or 9 basis points of the Average Daily Net Assets value (“ADNA”) of the Derivative Product calculated and paid quarterly as follows:

5.1.	For the Initial Term of this Schedule, Minimum Guarantee shall be paid upfront. Thereafter, the Minimum Guarantee shall be paid quarterly in arrears in accordance with Section 5.4.

5.2.	At the end of each Calendar Quarter (ending March, June, September, and December) during the Term of the Schedule, Licensee shall calculate the ADNA value of the Derivative Product during such quarter by (i) adding together the daily net asset values of the Derivative Product, as determined by the applicable administrator of the Derivative Product on each day during the quarter, and then (ii) dividing such sum by the number of days determined in (i) above. The resulting ADNA then be multiplied by the applicable bps rate, resulting in the quarterly payment to be paid to Nasdaq by Licensee.

5.3.	For the Stub Calendar Quarter, which is the first quarter that includes the Launch Date, the Fee shall be pro- rated to a daily times the appropriate number of Calendar Days from the Launch Date to the end of the Stub Calendar Quarter. “Launch Date” shall mean the first day when the Derivative Product can receive assets.

5.4.	Within fifteen (15) calendar days after the end of each Calendar Quarter, Licensee shall file a report with Nasdaq setting forth the license Fee calculations as specified above. Upon receipt of such calculations, Nasdaq will provide Licensee with an invoice for the relevant quarterly Fee payment, provided , during the Initial Term, that the quarterly Fee amount shall be offset by the Minimum Guarantee until such time as the total Annual Minimum Fee for the then current year has been fully applied to the relevant quarterly Fee amount payable hereunder.

6.	Licensee acknowledges and agree that in any country or geographic region in which Nasdaq may own, operate, or be affiliated with an organized trading market venue on which the Derivative Product would be eligible to be listed, such Nasdaq trading market venue must be granted the right of first refusal to list the Derivative Product before the Product may be licensed for listing or trading on another exchange or market.

IN WITNESS WHEREOF, the Parties hereto, have executed this Schedule as of the Schedule Effective Date:

NASDAQ INC:                                                                                                LICENSEE:

By: /s/ Terry Wade                                                                                      By: /s/ Brian Stutland

Name (Print): Terry Wade                                                                          Name (Print): Brian Stutland

Title: SVP                                                                                                       Title: CIO and CCO

Date: October 27, 2020 11:17 EDT                                                          Date: 10/21/2020

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